EXHIBIT 77H

FOR RIVERSOURCE INTERNATIONAL AGGRESSIVE GROWTH FUND:

During the six-month period ended April 30, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and Ameriprise Financial, Inc. through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.

FOR RIVERSOURCE INTERNATIONAL EQUITY FUND:

During the six-month period ended April 30, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Portfolio Builder funds and Ameriprise Financial, Inc. through its initial capital investment were owners of record of more than 25% of the outstanding shares of the Fund.